News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	August 12, 2025

Seabridge Gold Intersects Significant Porphyry Mineralization at Snip North

Hole SN-25-25 intersects 729m of 0.48 gpt Au and 0.16% Cu

including 254m of 0.77 gpt Au and 0.31% Cu.

Toronto, Canada... Seabridge Gold (TSX: SEA, NYSE: SA) today announced that results from the first three holes drilled this summer at the Snip North target have confirmed a copper-gold porphyry deposit of unusual size and consistency. These holes are part of a 12,000 meter drill program designed to expand zones of intense potassic alteration and associated mineralization discovered in 2024.  Each of the first three holes succeeded in extending the mineralized footprint of Snip North, intersecting wide intervals of porphyry-style mineralization with significant copper and gold grades.

Seabridge Chairman and CEO Rudi Fronk commented: "We are very excited by the early results from this year's program. Our drilling is designed to achieve a density of pierce points needed for a maiden resource from a mineralized zone that so far measures approximately 1,700x600x600 meters, with the aim of announcing a resource estimation for Snip North early next year."

Hole SN-25-25 (369,074mE 6,286,321mN elevation 174m at azimuth 170o, inclination -65o) expands mineralization up dip and south from 2024 drilling. Multiple generations of veining and mineralization throughout the drillhole were encountered. Alteration and veining exhibit distinct zonation that includes potassic and phyllic alteration of the wall rock. Coarser-grained sandstone and volcaniclastic units are more intensely altered and mineralized than finer-grained siltstones. From 62 to 790 meters, ubiquitous quartz-carbonate-sulfide and quartz-sulfide veins hosting pyrite and chalcopyrite mineralization produce a continuous mineralized zone.

Hole SN-25-26 (369,257mE 6,286,352mN elevation 163m at azimuth 10o, inclination -66o) was designed to extend mineralization from 2024 along strike and to the north. Potassic alteration characteristic of the central part of Snip North is intersected throughout the hole, associated with quartz-sulphide-biotite and quartz-carbonate-sulphide veins. Numerous carbonate-rich stratigraphic units encountered in this hole exhibit complete magnetite-pyrite-chalcopyrite replacement.

Hole SN-25-27 (369,910mE 6,286,353mN elevation 100m at azimuth 170o, inclination -55o) is a step-out to the east testing the strike extension of intense potassic alteration. The hole quickly intersected a replacement-style quartz-magnetite-chalcopyrite breccia hosted in fine-grained siltstone that transitioned into discrete carbonate-sulfide-magnetite veins.  This intense magnetite mineralization is accompanied by chalcopyrite and biotite. Carbonate-sulphide-magnetite veins associated with secondary biotite are intersected throughout the mineralized interval from surface to 280m.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com

Initial 2025 Snip North Drill Hole Results

Hole ID	Length (m)		From (m)	To (m)	Interval (m)	Au g/t	Cu %	Ag g/t	Mo ppm
SN-25-25	817.7		62.5	791.6	729.1	0.48	0.16	1.2	108
		including	250.5	699.0	448.5	0.63	0.23	1.4	148
		including	445.0	699.0	254.0	0.77	0.31	1.6	169
SN-25-26	659.2		75.2	416.0	340.8	0.51	0.11	1.2	73
		including	257.0	303.0	46.0	0.86	0.25	1.8	220
SN-25-27	864.7		3.4	271.0	267.6	0.44	0.15	1.2	94
		including	52.0	113.5	61.5	0.48	0.20	1.3	99

Drill hole locations are reported in NAD83 Zone 9 datum.  True thickness of these intervals is not known; additional drilling results and geological modeling are required to establish each interval's true width.  Assays are contracted through ALS Global, an ISO accredited laboratory from their facility in Langley, BC. Sample precision in all Seabridge exploration drilling is provided by the systematic insertion of blind certified geochemical standards, blanks and duplicate samples consistent with industry standards.

The contents of this release have been reviewed and approved by William Threlkeld PGeo, Senior Vice President of the Company and a qualified person under NI-43-101.

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Iskut project, are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the extent of drilling that is planned to be completed in 2025; (ii) the estimated dimensions of the Snip North mineralized zone and (iii) the work being performed providing the data to support the estimation of the anticipated maiden resource at Snip North.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge's plans or expectations include the risk that: (i) the geologic formations at the Iskut Project do not conform to the interpretations of data and the geologic models that are the foundations for such forward-looking statements; (ii) the availability and cost of necessary equipment, supplies and personnel for the work programs, and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD
Rudi Fronk
Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711